Exhibit 99.1

Critical Metals Corp. Releases First S-K 1300 Report on the Tanbreez 4.7 Billion Metric Ton Kakortokite Host Rock

Maiden Mineral Resource Estimate of 45 million metric tons resource at 0.4% Total Rare Earth Oxides (“TREO”), including ~27% of Heavy Rare Earth Elements, hosted by the world’s largest currently published rare earth hard rock deposit

New York, NY – March 12, 2025 – Critical Metals Corp. (Nasdaq: CRML) (“Critical Metals Corp” or the “Company”), a leading mining development company focused on critical metals and minerals and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners, today announced that the Company has released its first S-K 1300 technical report summary (the “S-K 1300 Report”) on the Tanbreez Project, one of the largest rare earth deposits in the world hosted within - 4.7 billion metric tons of a kakortokite hard rock unit. The full S-K 1300 report can be viewed by visiting: https://www.criticalmetalscorp.com/projects/project-tanbreez. Agricola Mining Consultants Pty Ltd compiled the S-K 1300 Report.

“The release of our first S-K 1300 report for Tanbreez is a significant milestone for Critical Metals Corp as we are quickly advancing the development strategy for this game-changing rare earth deposit,” said Tony Sage, CEO and Chairman of Critical Metals Corp. “The initial Mineral Resource Estimate (MRE) shows Tanbreez containing more than 45 million metric tons of resource of total rare earth and rare metal material. We now have independent verification of what makes this asset truly exceptional, and we believe that the S-K 1300 Report’s findings will help accelerate our discussions with strategic partners and government agencies focused on establishing secure, western supply chains for these critical materials. We expect to begin our next phase of verification work in Q2 2025, with further resource drilling, an Independent Preliminary Economic Assessment (PEA) and end goal of completing our definitive feasibility study by year-end 2025.”

Mr Sage also added:

“Due to the Company’s unique ownership structure, Critical Metals Corp must report all technical reports under the requirements set forth in Regulation S-K 1300 and the JORC Code as required by the U.S. Securities and Exchange Commission and ASX simultaneously. In the coming weeks this initial MRE is expected to be expanded upon by further analysis and announcements of the over 400 drill holes and 350,000 samples undertaken by Tanbreez Mining Greenland.

Due to the huge volumes of data already available, Critical Metals Corp has commissioned a PEA which is expected to be finalised and published in the next quarter.

The Company also intends to finalise the drilling results from the campaign that was completed late in 2024 and finalizing the 2025 exploration program.”

About Critical Metals Corp.

Critical Metals Corp (Nasdaq: CRML) is a leading mining development company focused on critical metals and minerals, and producing strategic products essential to electrification and next generation technologies for Europe and its western world partners. Its flagship Project, Tanbreez, is one of the world’s largest, rare-earth deposits and is located in Southern Greenland. The deposit is expected to have access to key transportation outlets as the area features year-round direct shipping access via deep water fjords that lead directly to the North Atlantic Ocean.

Another key asset is the Wolfsberg Lithium Project located in Carinthia, 270 km south of Vienna, Austria. The Wolfsberg Lithium Project is the first fully permitted mine in Europe and is strategically located with access to established road and rail infrastructure and is expected to be the next major producer of key lithium products to support the European market. Wolfsberg is well positioned with offtake and downstream partners to become a unique and highly valued asset in an expanding geostrategic critical metals portfolio.

With this strategic asset portfolio, Critical Metals Corp is positioned to become a reliable and sustainable supplier of critical minerals essential for defense applications, clean energy transition, and next-generation technologies in the western world.

For more information, please visit https://www.criticalmetalscorp.com/.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the expected rare earth metal supply located in the Tanbreez Project, the timing and completion of additional studies related to the Tanbreez project, the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and do not guarantee performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Critical Metals Corp.

Investor Relations: ir@criticalmetalscorp.com

Media: pr@criticalmetalscorp.com

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